UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Steven F. Siegel, Esq.

Executive Vice President, General Counsel and Secretary

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170

(212) 869-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

J. Warren Gorrell, Jr., Esq.

David W. Bonser, Esq.
Hogan & Hartson LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.                SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 relates is New Plan Excel Realty Trust, Inc., a Maryland corporation, and is referred to in this solicitation/recommendation statement as “New Plan,” “we,” “us,” “our,” or the “company.” The address of our principal executive office is 420 Lexington Avenue, New York, New York 10170, and the telephone number of our principal executive office is (212) 869-3000.

Securities

The title of the class of equity securities to which this solicitation/recommendation statement relates is New Plan’s common stock, par value $0.01 per share, or “common shares.” As of February 27, 2007, there were 103,610,637 common shares issued and outstanding.

ITEM 2.                IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

We are both the subject company and the entity filing this solicitation/recommendation statement and our full name, business address and business telephone number are set forth above under Item 1. Our internet address is www.newplan.com. Information contained on our website does not constitute a part of this solicitation/recommendation statement. The website address is an inactive text reference and is not intended to be an actual link to the website.

Tender Offer

This solicitation/recommendation statement relates to the tender offer by Super MergerSub Inc., which we refer to as the “purchaser,” a Maryland corporation and an affiliate of Centro Properties Limited, or “Centro,” pursuant to which the purchaser is offering to purchase for cash all outstanding common shares at a price of $33.15 per share, net to the seller in cash, or the “offer price,” without interest and less any required withholding taxes, as more fully described in the tender offer statement on Schedule TO, or “tender offer statement,” and related exhibits filed by the purchaser with the Securities and Exchange Commission, or the “Commission,” on March 8, 2007. The tender offer is being conducted by the purchaser upon the terms and subject to the conditions set forth in the offer to purchase (together with any amendments or supplements hereto, the “offer to purchase”) and in the related letter of transmittal (together with any amendments or supplements thereto, the “letter of transmittal” and, together with the offer to purchase, the “tender offer”).

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of February 27, 2007 (together with any amendments or supplements thereto, the “merger agreement”), that we and Excel Realty Partners, L.P., a partnership of which we are, indirectly through a wholly owned subsidiary, the sole general partner and in which we own a controlling interest (“DownREIT Partnership”), have entered into with the purchaser, Super IntermediateCo LLC, a Maryland limited liability company and the purchaser’s parent entity (“parent”), and Super DownREIT MergerSub LLC, a Delaware limited liability company that is wholly owned by parent (“DownREIT MergerSub” and, together with parent and the purchaser, the “purchaser parties”), pursuant to which, after the completion of the tender offer and the satisfaction or waiver of certain conditions, the purchaser will be merged with and into us and we will survive the merger (the “merger”). Following the merger, we, as the surviving corporation, will continue to exist as an indirect wholly owned subsidiary of the parent until liquidated or dissolved. Immediately prior to the effective time of the merger, or the “merger effective time,” each outstanding common share (other than common shares that the purchaser or we or any of our subsidiaries own) will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to the offer price (the “merger consideration”), without interest and subject to any required withholding taxes, payable to the holder of such common share. In connection with the tender offer and the merger, pursuant to the merger agreement, DownREIT MergerSub or an affiliate of DownREIT MergerSub will be merged with and into the DownREIT Partnership, with the DownREIT Partnership being the surviving limited partnership in a merger transaction that we refer to in this solicitation/recommendation statement as the “DownREIT Partnership merger,” and together with the merger, the “mergers.”

The initial offering period for the tender offer will end at 12:00 midnight, New York City time, on Wednesday, April 4, 2007, unless the purchaser extends the tender offer. The purchaser will announce any decision to extend the tender offer period in a press release stating the new expiration date of the tender offer no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date.

About the Purchaser Parties

The purchaser is a Maryland corporation formed by Centro for purposes of the transactions contemplated by the merger agreement, including the tender offer. The parent is a Maryland limited liability company and the parent entity of the purchaser formed by Centro for purposes of the transactions contemplated by the merger agreement. The DownREIT MergerSub is a Delaware limited liability company that is wholly owned by the parent and formed by Centro for the purpose of effecting the DownREIT Partnership merger. The address of the principal executive offices of the purchaser, the parent and the DownREIT MergerSub are c/o Centro Properties Limited, Corporate Offices, Third Floor, The Glen Shopping Centre, 235 Springvale Road, Glen Waverley, Victoria, Australia 3150, where their telephone number is 03 8847 0000.

Centro is a retail investment organization specializing in the ownership, management and development of retail shopping centers. Centro manages both listed and unlisted retail property and has an extensive portfolio of shopping centers across Australia, New Zealand and the United States. Centro’s funds under management exceed AUS$15.8 billion. The principal executive offices of Centro are located at Corporate Offices, Third Floor, The Glen Shopping Centre, 235 Springvale Road, Glen Waverley, Victoria, Australia 3150, where its telephone number is 03 8847 0000.

Additional Information About the Tender Offer, the Merger Agreement and Related Matters

Additional general information about the tender offer can be found in Item 3 and Item 8 of this solicitation/recommendation statement. In addition, a copy of the merger agreement is filed as Exhibit (e)(1) to, and is incorporated by reference in, this solicitation/recommendation statement.

Both the offer to purchase and the letter of transmittal have been filed by the purchaser as exhibits to the tender offer statement, and are filed as Exhibits (a)(2) and (a)(3), respectively, to this solicitation/recommendation statement and are being mailed with this solicitation/recommendation statement. More detailed terms of the tender offer, the process of acceptance for payment and payment for the common shares, procedures for tendering the common shares, withdrawal rights, and the description of the merger agreement and related documents are described and contained in Sections 1, 2, 3 and 4 and in the subsection entitled “—Merger Agreement” in Section 11 of the offer to purchase and are incorporated herein by reference. A form of letter of transmittal, which is attached to this solicitation/recommendation statement as Exhibit (a)(3), is incorporated herein by reference.

ITEM 3.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described below or incorporated by reference into this solicitation/recommendation statement, to our knowledge, as of the date of this solicitation/recommendation statement, there are no agreements, arrangements or understandings relevant to the tender offer, the mergers or the merger agreement, and no actual or potential conflicts of interest, between us and our affiliates, on one hand, and (i) our executive officers, directors or affiliates or (ii) the purchaser or its executive officers, directors or affiliates, on the other hand.

Arrangements with Our Executive Officers and Directors

Certain members of our senior management, including our executive officers (as defined below), and members of our board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that are in addition to or different from their interests as our stockholders generally. Our board of directors was aware of these interests, and considered them among other matters in approving the tender offer, the mergers, the merger agreement and the other transactions contemplated therein.

Cash Consideration Payable to our Executive Officers and Directors Pursuant to the Tender Offer and the Merger

Unrestricted Common Shares.   If our directors and executive officers were to tender any common shares that they own for purchase pursuant to the tender offer, they would receive the same cash consideration on the same terms and conditions as our other stockholders. As of February 27, 2007, our directors and executive officers collectively owned 2,630,856 common shares, in the aggregate, excluding options, restricted common shares and deferred share units. If our directors and executive officers were to tender all of their common shares for purchase pursuant to the tender offer and those common shares were accepted for purchase and purchased by the purchaser, our directors and executive officers would receive an aggregate of approximately $87.0 million in cash, without interest and less any required withholding taxes.

Options and Restricted Common Shares.   Pursuant to the terms of the merger agreement, each incentive stock option and nonqualified option to purchase common shares, including those held by our directors and executive officers, issued and outstanding under our 2003 Stock Incentive Plan (or any of the prior plans or stand alone option agreements merged into such plan), immediately prior to the merger effective time will be fully vested and exercisable. At the merger effective time, each option not theretofore exercised will be canceled in exchange for the right to receive a cash payment, less any applicable withholding taxes, equal to the product of the number of common shares subject to the option immediately prior to the merger effective time and the excess, if any, of $33.15 over the exercise price of such option.

In addition, each restricted common share that is outstanding, including those held by our directors and executive officers, immediately prior to the merger effective time will automatically become fully vested and free of any forfeiture restrictions immediately prior to the merger effective time and will be considered an outstanding common share for all purposes, including the right to receive the merger consideration of $33.15 per share.

As of February 27, 2007, our directors and executive officers collectively owned (i) options to purchase 3,348,174 common shares, in the aggregate, with exercise prices ranging from $11.35 to $33.03, and (ii) 175,714 restricted common shares, in the aggregate.

Summary of Cash Consideration Payable with Respect to Unrestricted Common Shares, Options and Restricted Common Shares to our Directors and Executive Officers.   The following table sets forth, as of February 27, 2007, for each of our directors and executive officers, the cash consideration that such individual would receive if (i) such director or executive officer were to tender all of the common shares that he or she owns in connection with the tender offer and (ii) all options and restricted common shares held by such director or executive offer were cashed out at the merger effective time.

Name and Title	Number of Unrestricted Common Shares Owned	Value of Common Shares Owned(1)	Number of Options Held	Value of Options(2)	Number of Restricted Common Shares Held	Value of Restricted Common Shares(3)
Executive Officers
Glenn Rufrano	416,545	$13,808,467	1,417,745	$21,951,213	60,067	$1,991,221
Chief Executive Officer
John Roche	837	$27,747	319,059	$3,278,231	28,163	$933,603
Executive Vice President— Chief Financial Officer
Steven Siegel	7,587	$251,509	369,464	$5,008,026	17,840	$591,396
Executive Vice President— General Counsel
Leonard Brumberg	17,139	$568,158	444,219	$6,400,171	17,840	$591,396
Executive Vice President— Portfolio Management
Dean Bernstein	40,972	$1,358,222	343,781	$4,635,437	17,045	$565,042
Executive Vice President—Acquisitions/ Dispositions
Michael Carroll	24,876	$824,639	226,082	$2,366,775	19,859	$658,326
Executive Vice President— Real Estate Operations
Directors
William Newman	1,529,800	$50,712,870	—	—	—	—
Chairman
Raymond Bottorf	7,639	$253,233	41,077	$580,685	2,000	$66,300
Irwin Engelman	3,398	$112,645	14,762	$166,650	1,300	$43,095
Norman Gold	15,003	$497,349	22,442	$254,644	2,000	$66,300
Matthew Goldstein	3,714	$123,119	22,006	$266,577	1,600	$53,040
Nina Matis	2,398	$79,494	15,859	$179,222	1,400	$46,410
H. Carl McCall	2,761	$91,527	14,762	$166,650	1,300	$43,095
Melvin Newman	534,071	$17,704,454	41,077	$580,685	2,000	$66,300
George Puskar	12,498	$414,309	14,762	$166,650	1,300	$43,095
Gregory White	11,618	$385,137	41,077	$580,685	2,000	$66,300

(1)             Illustrates the value of shares held by each director or executive officer, excluding the value of (a) restricted common shares, (b) shares beneficially owned but which such director or executive officer has disclaimed beneficial ownership and (c) deferred stock units. The value is calculated by multiplying the number of shares owned by the $33.15 offer price.

(2)             Illustrates the value of the shares underlying the options held by each director or executive officer. Calculated for each director or executive officer by multiplying the number of shares subject to the options by the difference between the $33.15 offer price and the exercise price of such options.

(3)             Illustrates the value of restricted common shares held by each director or executive officer. Calculated by multiplying the number of restricted common shares held by the $33.15 offer price.

Employment, Severance and Change in Control Agreements

We previously entered into employment agreements (as amended, the “employment agreements”) with Messrs. Rufrano, Roche, Siegel, Brumberg, Bernstein and Carroll, whom we refer to as “executive officers,” that provide for payments and other benefits upon termination of the executive’s employment by us without “cause” or by the executive with “good reason.” Among other meanings, “good reason” includes a change of control of New Plan.

On February 27, 2007, our board of directors approved amendments to the employment agreements to provide that consummation of the merger, and not consummation of the tender offer, would be treated as “good reason.” Prior to these amendments, consummation of the tender offer likely would have constituted “good reason,” without regard to whether the merger also was consummated. In addition, the amended employment agreements clarify that commencing on the merger effective time and for the thirty day period thereafter, the executives may terminate their employment for good reason.

Under the employment agreement, if each of our executive officers is in fact terminated without cause or terminates employment on or within the thirty day period after the merger effective time for good reason, the amount of cash severance payable to the executive officers under the employment agreements would be as follows:

Name	Severance Payment
Glenn Rufrano	$3,000,000
John Roche	$1,367,500
Steven Siegel	$1,065,000
Leonard Brumberg	$985,000
Dean Bernstein	$1,004,500
Michael Carroll	$990,000

These severance arrangements were approved by the compensation committee of our board of directors as employment compensation, severance or other employee benefit arrangements.

Messrs. Rufrano, Siegel, Brumberg, and Bernstein are also entitled under the employment agreements to continued participation in any medical insurance and dental insurance plans in which they or their dependents participated as of the date of termination for three years following the date of termination.

2006 Long-Term Out-Performance Plan

Pursuant to the merger agreement, the conditions for maximum payment of the out-performance awards under the New Plan 2006 Long-Term Out-Performance Compensation Plan, or the “OPP,” or one or more employment agreements will be deemed to be satisfied as of the merger effective time. Upon consummation of the merger, each of our executive officers will be paid the following amounts in full satisfaction of our obligations under the OPP or the applicable employment agreement:

Name	Out-Performance Payment
Glenn Rufrano	$6,000,000
John Roche	$2,400,000
Steven Siegel	$2,400,000
Leonard Brumberg	$2,400,000
Dean Bernstein	$2,400,000
Michael Carroll	$2,400,000

Deferred Compensation Plan

Pursuant to the merger agreement, all deferred share units granted under the New Plan 2003 Stock Incentive Plan and accounted for under the New Plan Deferred Compensation Plan will automatically become fully vested and free of any forfeiture restrictions immediately prior to the merger effective time and each such deferred share unit will be considered an outstanding common share for all purposes under the merger agreement, including the right to receive the merger consideration. In addition, prior to the merger effective time, the New Plan Deferred Compensation Plan will be terminated and all amounts accumulated under such plan will be distributed to our executive officers. Each of our executive officers will be paid the following amounts in full satisfaction of our obligations under the plan with respect to the deferred stock units each such executive officer held as of February 27, 2007:

Name	Number of Deferred Stock Units(1)	Value of Deferred Stock Units(2)	Amount of Deferred Cash Payments(3)
Glenn Rufrano	21,518	$713,322	$1,708,768
John Roche	9,172	$304,052	$609,116
Steven Siegel	8,620	$285,753	$209,409
Leonard Brumberg	8,620	$285,753	$240,648
Dean Bernstein	—	—	—
Michael Carroll	2,060	$68,289	$202,341

(1)             Reflects the number of deferred stock units held as of February 27, 2007.

(2)             The value of the deferred stock units is calculated by multiplying the number of deferred stock units held as of February 27, 2007 by the $33.15 offer price.

(3)             Represents the amount of deferred cash salary and bonus calculated as of February 27, 2007.

Director and Officer Indemnification and Insurance

The merger agreement provides that, from and after the merger effective time, we and the purchaser will indemnify and hold harmless (as well as advance expenses to) each person who as of the date of the merger agreement, or who during the period from the date of the merger agreement to the merger effective time, was serving as our director or officer, or as a director or officer of our subsidiaries, to the fullest extent authorized or permitted by applicable law in connection with any claim arising out of such director’s or officer’s duties or service as our director or officer, or as a director or officer of any of our subsidiaries. The purchaser’s and our indemnification and advancement obligations extend to acts or omissions occurring at or before the merger effective time and to any claim relating to the merger, including any claim with respect to any acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the merger, including the consideration and approval of the merger agreement and the process undertaken in connection with such consideration and approval.

In addition, the purchaser and we have agreed that all rights of the directors and officers as of the merger effective time regarding the exculpation from liabilities for acts or omissions occurring at or prior to the merger effective time as provided in our charter and bylaws and any indemnification agreements to which we or any of our subsidiaries are a party will survive the merger and continue in full force and effect in accordance with their terms.

Further, for a period of six years after the merger effective time, the bylaws of the surviving corporation, or “surviving corporation”, in the merger will contain provisions no less favorable with respect to indemnification of our officers and directors than are set forth in our charter and bylaws, which provisions will not be amended for a period of six years from the merger effective time in any manner that would adversely affect the rights of individuals who were directors or officers at the merger effective time unless such modification is required by law.

Lastly, the surviving corporation will maintain for a period of at least six years the current policies of directors’ and officers’ liability insurance maintained by us and our subsidiaries with respect to claims arising from facts or events that occurred on or before the merger effective time, including with respect to the transactions contemplated by the merger agreement, provided that the surviving corporation may substitute for such policies new policies of at least the same coverage and amounts, containing terms and conditions which are, in the aggregate, no less advantageous to the directors and officers, provided further that such substitution will not result in gaps or lapses in coverage and that in no event will the surviving corporation be required to spend more than an amount per year of coverage equal to 300% of the annual premiums paid by us for such insurance as of the date of the merger agreement.

Arrangements with the Purchaser Parties and Centro

Merger Agreement

The summary and description of the merger agreement contained in the subsection entitled “—Merger Agreement” in Section 11 of the offer to purchase, and the description of the conditions of the tender offer contained in Section 13 of the offer to purchase, are incorporated into this solicitation/recommendation statement by reference. These summaries and descriptions are qualified in their entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this solicitation/recommendation statement and is incorporated herein by reference.

The merger agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about us, the DownREIT Partnership, or the purchaser parties. In particular, the assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure schedules that we and the DownREIT Partnership provided to the purchaser parties in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between us and the DownREIT Partnership, on the one hand, and the purchaser parties, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about us, the DownREIT Partnership or the purchaser parties.

Appointment of Directors

In the merger agreement, we granted to parent the right to designate members of our board of directors, in proportion to its percentage ownership of the outstanding common shares, upon the payment by the parent for the common shares pursuant to the tender offer. Additional information with respect to the appointment of directors on our board of directors and the summary of parent’s right to appoint members to our board of directors is contained in the subsection entitled “—Merger Agreement” in Section 11 of the offer to purchase and will be contained in an information statement as described in Item 8 of this statement. This summary is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this solicitation/recommendation statement and is hereby incorporated herein by reference.

Commitment Letter

In connection with the merger agreement, parent has delivered to us a commitment letter, dated as of February 27, 2007, from J.P. Morgan Securities Inc., which we refer to as “JPMorgan,” and JPMorgan Chase Bank, NA pursuant to which, and subject to the terms and conditions thereof, JPMorgan and JPMorgan Chase Bank, NA have committed to provide parent with financing in an aggregate amount that, together with other funds available to, or to be obtained by, Centro and its affiliates, would be sufficient to consummate the tender offer, the mergers and the other transactions contemplated by the merger agreement. The summary and description of the source of funds contained in Section 12 of the offer to purchase is incorporated into this solicitation/recommendation statement by reference. This summary and description is qualified in its entirety by reference to the commitment letter, which is filed as Exhibit (e)(2) to this solicitation/recommendation statement and is incorporated herein by reference.

Co-Obligor Agreement

In connection with the merger agreement, we have entered into a co-obligor agreement with Centro and CPT Manager Limited, in its capacity as the responsible entity of Centro Property Trust, or “CPT”, dated as of February 27, 2007, pursuant to which the Centro entities agreed to be jointly and severally responsible, as a primary obligor and not as a surety, for the prompt and complete payment and performance of the obligations of the purchaser parties under the merger agreement. Each of Centro and CPT is entitled to be assigned (or have a direct or indirect wholly owned subsidiary be assigned) any or all of the rights and benefits it may specify that are due to any of the purchaser parties under the merger agreement; provided, that no such assignment will relieve Centro or CPT or any purchaser party from any obligation under the co-obligor agreement or under the merger agreement. The summary and description of the co-obligor agreement contained in the subsection entitled “—Merger Agreement” in Section 11 of the offer to purchase is incorporated into this solicitation/recommendation statement by reference. This summary and description is qualified in its entirety by reference to the co-obligor agreement, which is filed as Exhibit (e)(3) to this solicitation/recommendation statement and is incorporated herein by reference.

Confidentiality Agreement

We entered into a confidentiality agreement dated January 30, 2007 with Centro. Under the confidentiality agreement, Centro agreed, subject to certain exceptions, to keep confidential any non-public information concerning us and to use such information only in connection with evaluating a business relationship between us and Centro. The foregoing summary is qualified in its entirety by reference to the complete text of the confidentiality agreement, which is filed as Exhibit (e)(4) to this solicitation/recommendation statement and is incorporated herein by reference.

ITEM 4.                THE SOLICITATION OR RECOMMENDATION

Background of the Transaction

Throughout 2005 and 2006, the publicly traded real estate industry witnessed an unprecedented level of acquisition activity across all sectors. Many of the acquisitions were fueled either by private equity firms, which had the flexibility to leverage real estate assets more aggressively than public real estate companies, or investment managers acting on behalf of institutional investors with low cost equity capital. This environment led to significant increases in the valuation of publicly traded real estate companies and competition for the acquisition of such companies was at a level not seen in recent years.

New Plan’s senior management and its board of directors closely monitored and followed this market trend and other developments throughout 2005 and 2006. From time to time, at regularly scheduled board meetings, Mr. Glenn J. Rufrano, New Plan’s chief executive officer, and the New Plan board generally discussed, without any specificity, the possibility of a strategic transaction involving the company. Nothing came of these discussions other than the understanding that the current environment necessitated that the New Plan board be open to discussing potential strategic transactions as circumstances warranted.

In addition, at board meetings throughout 2005 and 2006, Mr. Rufrano, the rest of senior management and the New Plan board discussed New Plan’s ongoing strategy as an independent company, its business and operations, and the various challenges that it and other community shopping center owners and operators faced, including interest rate volatility, the difficulty of expanding through accretive acquisitions in an extremely competitive investment environment, and limitations on the use of leverage when operating as a public company. The New Plan board and senior management team also discussed valuations of retail/shopping mall property portfolios generally, the projected value of New Plan’s assets and business using various metrics, and New Plan’s strategic plans, asset allocation and capital recycling, redevelopment and development initiatives.

In January 2006, Mr. Rufrano was approached by the financial advisor to a publicly traded real estate company that operated in the same sector as New Plan, which we refer to as Company A, regarding a potential strategic transaction involving both companies. Company A’s financial advisor provided to Mr. Rufrano a detailed presentation about Company A and the merits of a possible business combination of New Plan and Company A in a stock-for-stock transaction. Mr. Rufrano reviewed the materials and concluded that the proposal merited a discussion with the New Plan board.

On February 27, 2006, the New Plan board held its regularly scheduled board meeting, during which Mr. Rufrano updated the board on his discussions with, and his review of the materials received from, Company A’s financial advisor. Merrill Lynch & Co., which previously had provided investment banking and financial advisory services to New Plan, which we refer to as “Merrill Lynch,” made a presentation to the New Plan board regarding a possible business combination transaction with Company A. A significant amount of discussion ensued regarding the challenges that New Plan faced as a stand-alone company and the prospect of a merger that would create a larger asset base and bigger platform on which to continue to implement New Plan’s strategic plans. The New Plan board authorized the company to pursue more detailed discussions and evaluation regarding a potential transaction with Company A.

On February 28, 2006, New Plan and Company A entered into a confidentiality agreement and began exchanging due diligence information and materials. Throughout March 2006, both companies spent a considerable amount of resources conducting due diligence and financial and valuation analyses of the other company. During this time, New Plan and Company A also conducted property tours of the other company, inspecting a significant number of properties. On March 31, New Plan, Company A and their respective financial advisors met in person to discuss the material business terms of a possible transaction in greater detail. The parties met again on April 5 to further discuss the material terms of a business combination but could not agree on the valuation attributable to each other and, therefore, the exchange ratio to be used in the transaction. For a few weeks subsequent to April 5, New Plan and Company A continued to have sporadic discussions regarding ways to arrive at a valuation that both parties could agree on. Ultimately, both parties abandoned pursuing a possible transaction.

In June 2006, Mr. Rufrano was approached by the chief executive officer of another publicly traded real estate company that operated in the same sector as New Plan, which we refer to as Company B, regarding a strategic transaction pursuant to which Company B would acquire New Plan. As a result of this conversation, Mr. Rufrano and Mr. William Newman, New Plan’s chairman of the board of directors, had dinner with the chief executive officer and president of Company B to further discuss the possibility of a sale transaction. The parties determined that it was appropriate to evaluate a possible transaction and agreed to exchange information.

On July 13, New Plan and Company B entered into a confidentiality agreement. Subsequently, in July 2006, New Plan, with the assistance of Merrill Lynch, provided various due diligence and financial information, including property specific information, to Company B. In late July 2006, New Plan, Company B and their respective financial advisors met to present the additional information and to have further discussions regarding the transaction. A week or so later, Company B informed New Plan that, due to a number of reasons, it no longer had an interest in pursuing a transaction.

Throughout the remainder of 2006, New Plan continued to implement its strategic plan of recycling select assets, selectively pursuing development opportunities and evaluating potential portfolio acquisition opportunities. During this time, several transactions involving many of New Plan’s competitors were announced. In July 2006, Kimco Realty Corporation and Pan Pacific Retail Properties Inc., publicly traded owners of neighborhood and community shopping centers, announced that they had entered into a merger agreement pursuant to which Kimco would acquire Pan Pacific for approximately $4.0 billion. Also in July 2006, Centro announced that it had agreed to acquire Heritage Property Investment Trust, another publicly traded owner of neighborhood and community shopping centers, for approximately $3.2 billion. This transaction followed the $1.2 billion acquisition by Centro of Kramont Realty Trust, an owner of community shopping centers, in 2005. Finally, in October 2006, Developers Diversified Realty Corporation, another of New Plan’s competitors, announced its agreement to acquire Inland Retail Real Estate Trust, Inc. in a transaction valued at approximately $6.2 billion.

In late 2006, JPMorgan approached New Plan to discuss the state of the market and strategic alternatives available to New Plan. One of several alternatives included a potential transaction with Centro. On December 4, through a meeting arranged by JPMorgan, Mr. Rufrano and Mr. Andrew Scott, Centro’s chief executive officer, had dinner to discuss a possible transaction. The nature of the discussion was general and did not involve any specific valuation or material terms. While the meeting was cordial and both Messrs. Rufrano and Scott were receptive to a possible transaction between the two companies, the meeting did not lead to any agreement to pursue further discussions. Around the same time, a privately-held real estate investment company, which we refer to as Company C, approached Mr. Rufrano and one of the members of the New Plan board regarding its interest in discussing a potential transaction.

At Mr. Rufrano’s request, JPMorgan and another investment bank made presentations to the New Plan board on December 14 to provide the board with an overview of the U.S. retail real estate and financial markets, various strategic alternatives that were available to New Plan and other related considerations. As part of its presentation, JPMorgan highlighted Centro and its continuing interest in expanding its U.S. retail asset base. At the meeting, the New Plan board discussed, among other things, New Plan’s progress and continuing operations as an independent company. Specifically, the New Plan board’s discussion centered around the fact that, in order for New Plan to compete more effectively with its larger and growing peers, it would be necessary to expend a significant amount of capital, management focus and resources to provide New Plan with a larger asset base.

Subsequent to the December 14 board meeting, Mr. Rufrano informed JPMorgan that New Plan was focused on remaining an independent company, with a view toward significantly increasing its assets under management. However, at the same time, Mr. Rufrano informed JPMorgan that the New Plan board remained receptive to overtures by specific companies that JPMorgan could identify as having the necessary financial resources and desire to pursue a possible strategic transaction with New Plan that would maximize stockholder value. At this time, JPMorgan informed Mr. Rufrano that Centro could be such a company. As a result, Mr. Rufrano and the New Plan board scheduled a special telephonic board meeting for January 5, 2007 to further discuss the various strategic alternatives for New Plan.

At the January 5 board meeting, Mr. Rufrano provided a presentation regarding New Plan’s strategic alternatives. Among others, one of the alternatives was an acquisition by Centro or Company C. The New Plan board discussed various benefits and drawbacks regarding the several strategic alternatives.

On January 8, Mr. Rufrano and Mr. Scott met again to discuss in general terms the possibility of a transaction involving both companies and the compatibility of the respective management teams.

On January 10, the New Plan board approved approaching Centro and Company C to evaluate, on a confidential basis, a potential strategic transaction involving New Plan, and approved retaining JPMorgan as its financial advisor. At the meeting, the New Plan board was informed that JPMorgan would provide a debt financing package to qualified interested candidates, and that separate financing teams at JPMorgan would be established to work with Centro and Company C. JPMorgan informed Mr. Rufrano that if an interested candidate were to use JPMorgan’s debt financing package to finance a potential acquisition, JPMorgan would be unable to render a fairness opinion with respect to such transaction. Subsequent to the meeting, Mr. Rufrano discussed with Hogan & Hartson LLP, New Plan’s legal counsel, which we refer to as “Hogan & Hartson,” the possibility that JPMorgan may provide debt financing to Centro and/or Company C and discussed the advisability of the New Plan board retaining a separate financial advisor to render a fairness opinion in such event. Later in the day on January 10, Mr. Rufrano met briefly with Mr. Scott to discuss market conditions and general terms of a potential transaction, without discussing any specific details relating to such transaction.

JPMorgan, acting on the New Plan board’s directive, contacted Mr. Scott and the chief executive officer of Company C to formally invite both companies to evaluate a potential transaction with New Plan. On January 12, Mr. Rufrano and certain of New Plan’s senior management team met with the chief executive officer and other key members of the executive management team of Company C to discuss their interest in investing in the shopping center sector and in a potential transaction with New Plan. Following discussions with both Centro and Company C, on January 19, representatives from JPMorgan provided Centro and Company C with draft confidentiality agreements and an initial list of New Plan properties that the parties could visit to conduct site inspections. On January 30 and January 31, New Plan entered into confidentiality agreements with each of Centro and Company C, respectively, and shortly thereafter, Centro, Company C and their respective representatives were granted access to an electronic data room containing due diligence information and materials of New Plan. Both Centro and Company C and their representatives commenced accessing the data room and reviewing various due diligence material that were available in the data room. In addition, on February 1 and February 9, JPMorgan provided to Company C and Centro, respectively, New Plan’s management presentation materials. Also, on February 7, JPMorgan provided to each of Centro and Company C a term sheet setting forth a summary of debt financing terms under which JPMorgan would be willing to finance the transaction.

From February 1 through February 8, Centro deployed a number of representatives and expended substantial resources to conduct property tours and site inspections of New Plan’s properties. Meanwhile, Company C held discussions with New Plan’s senior management and JPMorgan regarding core and value-added assets of New Plan. During this time, representatives from JPMorgan continued to provide to Company C certain additional financial and other information prepared by New Plan. New Plan believes that Company C also conducted property tour and site inspections but Company C did not ask New Plan for any assistance in arranging such inspections.

Separately, from February 8 through February 12, Centro’s senior management team and its representatives met with the representatives from JPMorgan and the senior management team of New Plan to discuss various diligence and other matters and continued to discuss a potential transaction. During this time, Mr. Rufrano and representatives from JPMorgan also discussed with representatives of Company C similar matters. Concurrently, Centro continued to conduct tours and site inspections of New Plan properties, and by February 14, Centro had visited properties that represented over 90% of the net operating income generated by New Plan’s wholly owned properties.

Between February 1 and February 14, both Centro and Company C continued to access the electronic data room and perform due diligence on New Plan, and representatives of both parties had numerous conversations with representatives of JPMorgan and New Plan’s senior management team. In addition, during this time, representatives from Skadden, Arps, Slate, Meagher & Flom LLP, Centro’s legal counsel, which we refer to as “Skadden,” contacted representatives of Hogan & Hartson to discuss various tax and structural matters.

On February 11, Messrs. Rufrano and Scott met for dinner during which they compared their assessment of the companies’ respective management teams and discussed market conditions, integration of the companies’ U.S. offices, and general terms of a potential transaction, without discussing any specific details relating to such transaction.

On February 15, Company C contacted JPMorgan to discuss its potential offer price in general terms without submitting any written offer, but expressed concern that its potential offer price may not represent a premium over the recent stock price of New Plan. JPMorgan informed Company C’s representatives that such a proposal was not likely to be favorably received by the New Plan board.

On February 19, representatives of JPMorgan received a non-binding proposal letter from Centro. Centro’s non-binding offer letter proposed an all-cash offer of $32.25 per share of New Plan’s common stock, which consideration would be received through a merger transaction. Centro’s offer also contemplated a purchase of 100% of the outstanding units of partnership interest held by outside limited partners in the DownREIT Partnership at $32.25 per unit. The offer was not subject to any financing contingency and Centro indicated that it had completed substantially all of its due diligence and that any remaining due diligence would be limited to confirmatory diligence prior to the date of announcement of a potential transaction. In addition, the offer letter outlined the principal terms of a definitive agreement relating to the proposed acquisition, including Centro’s expectation that New Plan would be subject to provisions that would restrict New Plan’s ability to solicit alternative transactions and a break-up fee equal to 3.5% of the equity value of the proposed transaction, plus reimbursement of expenses, or approximately $136 million plus expenses based on the offer price of $32.25 per share. Centro also requested an exclusivity period through March 19, 2007 and requested that its expenses be reimbursed in the event the exclusivity was agreed to but a transaction along the lines of what Centro was proposing was not consummated within the exclusivity period. Finally, the offer letter indicated that Centro would be prepared to move promptly and expeditiously to negotiate a definitive agreement and complete its remaining due diligence of New Plan.

On February 20, the New Plan board convened a regularly scheduled meeting and Mr. Rufrano and representatives from JPMorgan and Hogan & Hartson provided the New Plan board with an overview of Centro’s offer. Hogan & Hartson also reviewed with the New Plan board its fiduciary duties in connection with any consideration of such a transaction. In addition, representatives from JPMorgan provided an overview of New Plan’s common stock price trend relative to its peer group, management’s net asset value analysis and an overview of comparable precedent transactions. The New Plan board discussed Centro’s offer and expressed concerns about the insufficient premium of Centro’s offer over the recent market price. As a result, the New Plan board directed Mr. Rufrano and representatives of JPMorgan to negotiate with Centro for a better price. Further, the New Plan board discussed the merits of offering outside limited partners of the DownREIT Partnership an opportunity to elect to receive an alternative to cash consideration, such as a class of preferred units, as was the case in several recent REIT merger transactions. The New Plan board determined that the size of the break-up fee was unacceptable, and emphasized the need to have no-shop provisions in the agreement that would allow interested parties to approach New Plan with superior proposals subject only to the payment of a reasonable break-up fee. With respect to Centro’s request for an exclusivity period, the New Plan board also determined that it was not in the best interest of the company or its stockholders to agree to such a request at this time. The New Plan board authorized its senior management team, JPMorgan and Hogan & Hartson to pursue negotiations with Centro and its representatives for a potential transaction on these and other acceptable terms and conditions, and to seek clarification of some of the terms of the proposal, including any alternatives that Centro would be willing to provide to the outside limited partners of the DownREIT Partnership and its proposed treatment of New Plan’s preferred stockholders.

During the board meeting on February 20, the New Plan board also discussed the fact that Centro had decided to use a financing package submitted by JPMorgan’s separate financing team. As a result, as contemplated at the January 10 board meeting and within the terms of the JPMorgan engagement letter, the New Plan board concluded that it would be in the best interests of New Plan and its stockholders for New Plan to engage a separate financial advisor for the purpose of rendering a fairness opinion to the board with respect to any potential transaction with Centro, and authorized Mr. Rufrano to identify a reputable, nationally-recognized investment bank for this purpose.

Between February 20 and February 22, management of both New Plan and Centro and their respective representatives had a number of conversations regarding the proposal. Both Mr. Rufrano and JPMorgan continued to negotiate with Centro on potentially increasing the offer price, lowering the break-up fee and the amount of reimbursable expenses, and foregoing the exclusivity period, among other items. After numerous discussions, Centro indicated that it was considering structuring the transaction as an all-cash tender offer followed by a merger. Both New Plan and Centro agreed that such a structure could permit the proposed transaction to be consummated more quickly and would result in New Plan’s stockholders having the opportunity to receive the cash consideration earlier than they would in a traditional one-step merger. In addition, Centro verbally increased its offer to $33.00 per share, dropped its request for an exclusivity period and indicated that it would be willing to provide the outside limited partners of the DownREIT Partnership with an alternative of receiving preferred units. Centro also indicated that it intended to structure the transaction as a reverse merger with New Plan initially surviving, to be followed by a liquidation of New Plan and retirement of New Plan’s outstanding preferred stock in accordance with their terms. Further, Centro agreed in principle to reduce the breakup fee to 2.25% of the equity value of the proposed transaction, plus reimbursement of its expenses up to a maximum of $20.0 million.

On February 21, Mr. Rufrano received a call from Company C indicating that it would be unable to propose an offer that would reflect any reasonable premium over New Plan’s current trading price. In addition, Company C also expressed concern that it would not be able to negotiate a definitive agreement and complete its remaining due diligence on an expedited basis. No further substantive discussions took place with Company C, and Company C did not submit a written offer.

On February 23, as contemplated at the February 20 board meeting, New Plan retained Merrill Lynch as a financial advisor with respect to the tender offer and the merger. Merrill Lynch was promptly provided with a copy of Centro’s offer letter and given access to all other relevant materials for the purpose of enabling Merrill Lynch to conduct its fairness analysis.

On the evening of February 23, Skadden distributed an initial draft merger agreement to Hogan & Hartson, which draft agreement contemplated an all-cash tender offer followed by a merger transaction at the same per share cash consideration. On February 24, New Plan and representatives of Hogan & Hartson and JPMorgan reviewed the draft merger agreement and had numerous discussions regarding various issues with respect to the merger agreement, and starting on February 24 and through February 27, New Plan, Centro, JPMorgan, Skadden and Hogan & Hartson negotiated various aspects of the proposed merger agreement. During this period, the parties discussed, among other things, the amounts and conditions of payment of a breakup fee and expense reimbursement, terms of Centro’s financing commitment letters, New Plan’s ability to continue to pay dividends after the first quarter of 2007, and the terms of the preferred units to be offered to the outside limited partners of the DownREIT Partnership.

On February 26, the New Plan board convened its regularly scheduled board meeting. At this meeting, Hogan & Hartson first extensively reviewed with the New Plan board its fiduciary duties with respect to considering the proposed transaction. Hogan & Hartson described the principal terms of the revised proposed merger agreement submitted by Centro and the New Plan board then discussed these terms and various related matters. JPMorgan discussed with the New Plan board the financing commitment letters that Centro proposed in draft form and the amount of financing proposed to be committed pursuant to such letters. JPMorgan and Hogan & Hartson also discussed with the New Plan board the expected guarantee by Centro of the purchaser parties’ performance and payment under the merger agreement. The New Plan board then engaged in a detailed discussion regarding various reasons for and against the transaction. Specifically, the New Plan board discussed the advantages and disadvantages of New Plan continuing to operate as an independent company. The New Plan board also discussed at length the various challenges that New Plan faced in the future, including its ability to achieve operating results on par with its key competitors, and JPMorgan, Merrill Lynch and senior management’s view that the offer price was greater than the Company’s own internally assessed net asset value, but was consistent with an internally assessed value that reflected the value of the Company’s existing platform and infrastructure to Centro. In light of these and other factors described below under “—Reasons for the Recommendation,” the New Plan board discussed the merits of the transaction and the price being offered by Centro.

JPMorgan discussed the merits of Centro’s offer when compared to various metrics and premiums paid on comparable transactions in the shopping center sector, including implied capitalization rates, values per square feet, and net asset value. The New Plan board then agreed to continue its meeting on February 27, 2007, as originally contemplated, and all the directors agreed to continue to consider the merits of the transaction and reasons for and against the transaction overnight.

Throughout the evening of February 26, 2007 and well into the early morning of February 27, 2007, representatives of Hogan & Hartson and JPMorgan continued to negotiate with Skadden regarding various items. Among other things, the parties discussed increasing the offer price from $33.00 to $33.15 per share to account for the uncertainty of the timing of the consummation of the transaction and the uncertainty of the accrual, if any, of the second quarter dividend for the quarter ending June 30, 2007, treatment of the outside limited partners of the DownREIT Partnership, the outside termination date of the merger agreement and the amount of the break-up fee and expenses. After numerous discussions, Centro agreed to increase the offer price to $33.15 and that New Plan would be permitted to pay its first quarter common stock dividend that had previously been declared on February 20, 2007, but that New Plan would not be permitted to pay any additional dividends on its common stock.

The New Plan board then continued to evaluate the proposed tender offer and merger transaction that it had considered on February 26, and Mr. Rufrano and representatives from JPMorgan and Hogan & Hartson fully updated the board on the discussions and events that took place throughout the night of February 26 and into the early morning of February 27. In advance of the meeting, each director received, among other things, a detailed written summary of the terms of the merger agreement and a summary of related documents. Representatives of Hogan & Hartson reviewed with the New Plan board the terms of the proposed revised merger agreement submitted by Centro, which included a final offer price of $33.15 per share. Hogan & Hartson summarized in detail the principal terms of the merger agreement and ancillary documents, including the representations and warranties, operating covenants, the provisions regarding non-solicitation of competing acquisition proposals, closing conditions for the tender offer and the merger, the absence of a financing contingency, termination provisions, termination fees and expense reimbursement provisions, the guarantees and the structure and financing of the proposed transaction. In addition, JPMorgan and Hogan & Hartson reviewed the terms of the latest financing commitment that Centro would use to finance the offer and the mergers.

At the meeting, representatives of JPMorgan briefly discussed the various metrics that it had reviewed with the New Plan board on February 26 using the final offer price of $33.15 per share. In addition, representatives of Merrill Lynch reviewed the financial analysis of the proposed transaction with the New Plan board. Considerable discussion concerning the proposed transaction and the strengths and weaknesses of the transaction then ensued. Merrill Lynch then rendered its oral opinion, which was later confirmed in writing, to the New Plan board that, as of February 27, 2007 and based upon and subject to the various considerations and assumptions described therein, the proposed consideration to be received by New Plan’s common stockholders pursuant to the tender offer and the merger in accordance with the merger agreement was fair, from a financial point of view, to such stockholders. Further discussion of the proposed transaction followed, and after its deliberations, the New Plan board unanimously recommended approving the tender offer, the merger, the merger agreement and other transactions contemplated by the merger agreement, and declared the tender offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement advisable, fair to, and in the best interests of New Plan and its stockholders. The principal factors considered by the New Plan board are described in greater detail under the heading “—Reasons for the Recommendation” below.

Throughout the late afternoon and into the early evening of February 27, 2007, representatives of Hogan & Hartson continued to finalize the terms of the merger agreement and related documents with Skadden. On the evening of February 27, 2007, the parties executed the merger agreement and issued a joint press release announcing the proposed transactions.

Recommendation of the Board of Directors of New Plan

On February 27, 2007, after discussion with New Plan’s management and financial and legal advisors, the New Plan board unanimously:

•       duly and validly authorized and approved the execution, delivery and performance of the merger agreement by New Plan and approved the merger, the tender offer and the consummation of the other transactions contemplated by the merger agreement;

•       determined that the tender offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of New Plan and the New Plan common stockholders; and

•       determined to recommend that the New Plan common stockholders accept the tender offer and tender their shares pursuant to the tender offer, and approve the merger and the other transactions contemplated by the merger agreement.

Accordingly, the New Plan board of directors recommends that you accept the tender offer and tender your shares of New Plan’s common stock in the tender offer.

Reasons for the Recommendation

In reaching its recommendation regarding the tender offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement, the New Plan board consulted with our senior management team, as well as our outside legal and financial advisors, and considered a number of factors, including the following material factors which the board of directors viewed as supporting its decision to recommend that you accept the tender offer and tender your shares of New Plan common stock in the tender offer:

•       the current and historical market prices of the shares of our common stock and the fact that the offer price of $33.15 per share that our common stockholders will receive represented an approximate 10.4% premium over the closing price of our common stock on February 26, 2007, the closing price on the day preceding the public announcement of our entering into the merger agreement, an approximate 15.8% premium to the weighted average closing price of our common stock for the 90-day period ended immediately prior to the announcement of the merger, and an approximate 17.4% premium to the weighted average closing price of our common stock for the 180-day period ended immediately prior to the announcement of the merger, and that over the 12-month period ended February 27, 2007, the day of the announcement of the merger agreement, the low price of our common stock was $22.80 per share and the high price was $30.93 per share, which also represents the all-time high price for our common stock since the commencement of trading on the New York Stock Exchange in 1972;

•       despite our past success in implementing our strategic plan, which included repositioning and improving the quality of our portfolio through redevelopment and capital recycling, our belief that the sale transaction provides a better alternative to our stockholders than pursuing our strategic plans on an ongoing basis as a result of the risks and uncertainties associated with the successful implementation of our strategic plans, including:

(a)           the high cost of acquisitions due to low capitalization rates in real estate properties generally and possible increases in interest rates;

(b)          increased competition with other real estate operating and investment companies and private real estate funds for acquisition and expansion opportunities;

(c)           increasing consolidation in the community and neighborhood shopping center sector and our ability to compete generally with larger companies that own community and neighborhood shopping centers;

(d)          continuing competition with other community and neighborhood shopping center owners for tenants; and

(e)           general risks and uncertainties in continuing to implement our strategic plans.

•       uncertainty with regard to the future performance of our assets, earnings growth and appreciation of our common stock value, especially as compared to recent periods;

•       the significant amount of cost and resources that we would be expected to incur in order to add additional assets under management and expand our platform generally to compete effectively with our peers that are larger and have more assets and continue to expand significantly;

•       the high multiples of funds from operations at which shares of REITs have been trading recently and the risk that those multiples might not be sustained, which could result in a decline in the trading price of our common stock regardless of our performance;

•       favorable conditions for sale transactions in the real estate markets generally and the retail/shopping center sector specifically, including high prices for real estate assets and low capitalization rates, the relatively low interest rate environment and the number of large portfolio acquisitions and public real estate mergers in recent years;

•       the high probability that the tender offer, the mergers and the other transactions contemplated by the merger agreement would be completed based on, among other things, Centro’s proven ability to complete large acquisition transactions on the agreed terms, including Centro’s recent acquisitions of Heritage Property Investment Trust and Kramont Realty Trust, and Centro’s extensive experience in the real estate industry, especially in the retail sector;

•       the lack of a financing condition, the amount committed by reputable financial institutions pursuant to the commitment letters that would cover the aggregate consideration to be paid pursuant to the tender offer and the mergers, and Centro’s co-obligation of the performance and payment by the buyer parties of their respective obligations under the merger agreement;

•       the fact that the form of consideration to be paid to our stockholders in the tender offer and the merger would be cash, thereby providing our stockholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment;

•       the fact that the merger represents a transaction that provided the highest price to our stockholders that we had been offered after pursuing other potential transactions;

•       the anticipated timing of consummation of the transactions contemplated by the merger agreement and the structure of the transaction as a cash tender offer, which should allow our stockholders to receive the cash consideration in a relatively short timeframe, followed by a merger in which stockholders will receive the same consideration as received by stockholders who tendered their shares in the tender offer;

•       our ability under certain circumstances, pursuant to the merger agreement, to consider and respond to a different unsolicited written acquisition proposal, and if, after consultation with our financial advisors, our board of directors determines in good faith that such acquisition proposal is a superior proposal, and determines in good faith, after consultation with legal counsel, that failure to take such action would be inconsistent with the board’s fiduciary duties to its stockholders under applicable law, and Centro chooses not to negotiate improvements to the merger agreement to make it superior, our ability to terminate the merger agreement upon the payment of a termination fee of $90.7 million, plus reimbursement of Parent’s expenses up to a maximum of $20.0 million;

•       the terms and conditions of the merger agreement, which were reviewed by our board of directors in consultation with our financial and legal advisors, and the fact that such terms were derived from arm’s-length negotiations among the parties; and

•       the financial analysis of Merrill Lynch, and its oral opinion, delivered to our board of directors on February 27, 2007 and subsequently confirmed in writing that, as of such date and based upon and subject to the various considerations and assumptions described in the opinion, $33.15 per share cash consideration to be paid to our common stockholders in the tender offer and the merger was fair, from a financial point of view, to our stockholders. The full text of Merrill Lynch’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex A to this solicitation/ recommendation statement and has been filed as Exhibit (a)(5) to the Schedule 14D-9 of which this solicitation/recommendation statement forms a part.

Reasons Against the Recommendation

Our board of directors also considered the following potentially negative factors in its deliberations concerning the merger agreement, the tender offer and the merger:

•       the merger would preclude our stockholders from having an opportunity to participate in the future performance of our assets, future earnings growth, future appreciation of our common stock value or future dividends that could be expected if our strategic plans were successfully implemented;

•       the significant costs involved in connection with entering into and completing the tender offer and the mergers and related disruptions to the operation of our business;

•       the restrictions on the conduct of our business prior to the completion of the tender offer and the mergers, which could delay or prevent us from undertaking business opportunities that may arise pending completion of the proposed transactions;

•       the fact that the pending transactions or failure to complete the tender offer and the mergers may cause substantial harm to relationships with our employees, joint venture partners, tenants and customers, and may divert management and employee attention away from the day-to-day operation of our business;

•       our inability to solicit different acquisition proposals and the possibility that the $90.7 million termination fee and up to $20.0 million expense reimbursement payable by us upon the termination of the merger agreement under the circumstances described in the merger agreement could discourage other potential bidders from making a competing bid to acquire us;

•       the fact that an all cash tender offer and merger consideration would be taxable to our stockholders for U.S. federal income tax purposes; and

•       the fact that some of our directors and executive officers may have interests in the tender offer and the mergers that are different from, or in addition to, those of our common stockholders (see Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Our Executive Officers and Directors” on page 3 of this solicitation/recommendation statement).

Intent to Tender

To our knowledge, all of our directors, executive officers, affiliates or subsidiaries currently intend to tender for purchase pursuant to the tender offer all common shares owned of record or beneficially owned, other than common shares subject to options, restricted common shares and deferred share units, which will become vested and cashed out in connection with the transactions contemplated by the merger agreement, as described above in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” on page 3 of this solicitation/recommendation statement.

ITEM 5.                PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Merrill Lynch is acting as our financial advisor with respect to the tender offer and the merger. Pursuant to the terms of Merrill Lynch’s engagement, we have agreed to pay Merrill Lynch a fee for its services payable in cash on the earlier of (a) ninety days from the date Merrill Lynch delivers its fairness opinion and (b) the date of the closing of the sale transaction. Merrill Lynch will also be reimbursed for its reasonable expenses incurred in connection with its engagement. We also agreed to indemnify Merrill Lynch and certain related persons against certain liabilities relating to or arising out of its engagement.

Except as otherwise noted in this Item 5, neither we nor any person acting on our behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the holders of common shares concerning the tender offer or the merger, except that solicitations or recommendations may be made by our directors, officers or employees, for which no additional compensation will be paid.

ITEM 6.                INTERESTS IN SECURITIES OF THE COMPANY

No transactions in the common shares have been effected within the last 60 days from the date of this solicitation/recommendation statement by us or, to our knowledge, by any of our directors, executive officers, affiliates or subsidiaries, except as follows:

(a)   On February 27, 2007, we issued restricted common shares and options with an exercise price of $30.03 to the executive officers named below:

Name	Number of Restricted Common Shares Granted	Number of Options Granted
Dean Bernstein	6,240	20,830
Leonard Brumberg	6,240	20,830
Michael Carroll	9,990	33,330
John Roche	14,985	50,000
Glenn Rufrano	24,970	83,330
Steven Siegel	6,240	20,830

(b)   On February 27, 2007, we issued restricted common shares to the directors named below:

Name	Number of Restricted Common Shares Granted
Raymond Bottorf	2,000
Irwin Engelman	1,300
Norman Gold	2,000
Matthew Goldstein	1,600
Nina Matis	1,400
Carl McCall	1,300
Melvin Newman	2,000
George Puskar	1,300
Gregory White	2,000

(c)   On January 4, 2007, Mr. Carroll exercised options to purchase 3,000 common shares at an exercise price of $13.71 per share.

ITEM 7.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this solicitation/recommendation statement, we are not currently undertaking or engaged in any negotiations in response to the tender offer that relate to, or would result in: (a) a tender offer for or other acquisition of the common shares by us, our subsidiaries or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries; (c) any purchase, sale or transfer of a material amount of our assets or that of any of our subsidiaries; or (d) any material change in our present dividend rate or policy, or our indebtedness or capitalization. Except as set forth in this solicitation/recommendation statement or the offer to purchase, there are no transactions, resolutions of our board of directors or agreements in principle or signed contracts in response to the tender offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8.                ADDITIONAL INFORMATION

Section 14(f) Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, we expect to file with the Commission and transmit to our stockholders an information statement in connection with the possible designation by the purchaser, pursuant to the merger agreement, of certain persons to be appointed to our board of directors other than at a meeting of our stockholders.

The Top-Up Option

We have granted the purchaser an option, or “top-up option”, to purchase a number of newly issued common shares equal to the lowest number of common shares that, when added to the number of common shares already owned by the purchaser parties and their affiliates (at the time of exercise of the top-up option or the consummation of the merger as a short-form merger under Section 3-106 of the Maryland General Corporation Law, whichever is greater), constitutes one common share more than 90% of the votes entitled to be cast by the holders of outstanding common shares and our 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, or “Series D Preferred Shares” (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of common shares in accordance with the terms of the Series D Preferred Shares), voting together as a class, on a fully diluted basis (assuming the exercise of all in-the-money options for common shares vested and exercisable as of the first date common shares are accepted for payment pursuant to the tender offer and 60 days thereafter) and taking into account the common shares to be issued pursuant to the top-up option. The purchase price for each common share purchased by the purchaser parties under the top-up option would be equal to $33.15, which is the offer price in the tender offer.

Provided that no legal requirement prohibits the exercise of the top-up option or the delivery of the common shares purchased under the top-up option, the purchaser may exercise the top-up option, in whole or in part, only once, at any time during the ten business day period following the date the purchaser accepts the common shares for payment, or if a subsequent offering period is made available, during the ten business day period following the expiration date of the subsequent offering period. The aggregate purchase price payable for the common shares being purchased by the purchaser pursuant to the top-up option will be determined by multiplying the number of such common shares by the offer price and will be payable in cash.

Anti-Takeover Statutes and Provisions

A number of states (including Maryland, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The Maryland Business Combination Act (Subtitle 6 of Title 3 of the Maryland General Corporation Law) prohibits a business combination between a corporation and any interested stockholder or any affiliate of an interested stockholder for five years following the most recent date upon which the stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities. Generally, an interested stockholder is anyone who beneficially owns 10% or more of the voting power of the corporation’s shares or any affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, beneficially owned 10% or more of the voting power of the corporation’s then outstanding voting stock. A person is not an interested stockholder under Maryland law if the board of directors approved in advance the transaction by which the interested stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The Maryland Business Combination Act permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The Maryland Control Share Acquisition Act (Subtitle 7 of Title 3 of the Maryland General Corporation Law) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and employees of the corporation who are directors of the corporation are entitled to exercise or direct the exercise of voting power in the election of directors. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The Control Share Acquisition Act does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

We have expressly elected not to be governed by Maryland Business Combination Act by resolution of the board of directors and have elected not to be governed by the Maryland Control Share Acquisition Act pursuant to Section 9 of Article II of our bylaws, and therefore the restrictions set forth in the Maryland Business Combination Act and the Maryland Control Share Acquisition Act are inapplicable to the tender offer, the merger and the other transactions contemplated by the merger agreement.

Ownership Limit

Section 2 of Article VII of our charter contains a limit on the percentage of our equity stock, including the common shares, that may be owned by any “person” (as defined in Article VII), which ownership limit is currently 9.8%. Section 10 of Article VII allows our board of directors, upon receipt of certain evidence satisfactory to our board of directors, to exempt any such person from the ownership limit, subject to certain conditions and representations.

In the merger agreement, the purchaser parties made certain representations to us regarding their current and subsequent ownership of our equity stock, and we have agreed to exempt the purchaser parties from the ownership limit set forth in our charter. At a meeting on February 27, 2007, our board of directors adopted resolutions to exempt the purchaser parties from the ownership limit in connection with the tender offer.

Vote Required to Approve the Merger

Our board of directors has approved the tender offer, the merger and the merger agreement in accordance with the Maryland General Corporation Law. In the event that the minimum tender condition required to be met under the merger agreement has been satisfied, after the purchase of the common shares pursuant to the tender offer, the purchaser will own common shares representing a majority of the votes entitled to be cast by the holders of our outstanding common shares and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of common shares in accordance with the terms of the Series D Preferred Shares), voting together as a class, on a fully diluted basis (assuming the exercise of all in-the-money options for common shares vested and exercisable as of the first date common shares are accepted for payment by the purchaser pursuant to the tender offer and 60 days thereafter) and will be able to effect the merger without the affirmative vote of any of our other stockholders.

Short Form Merger

Under Section 3-106 of the Maryland General Corporation Law, if a parent corporation owns shares of stock of a subsidiary entitled to cast 90% or more of all the votes entitled to be cast of each group or class of shares entitled to vote as a group or class on the merger of that subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action or vote of the other stockholders of the subsidiary. Accordingly, if as a result of the tender offer, any subsequent offering period, the top-up option or otherwise, the purchaser owns common shares entitled to cast at least a 90% vote, parent and the purchaser could, and (subject to the satisfaction of waiver of the conditions to its obligations to effect the merger contained in the merger agreement) are obligated under the merger agreement to, effect the merger without any action by any of our other stockholders, if permitted to do so under the Maryland General Corporation Law. Even if the purchaser does not own the requisite percentage of common shares following consummation of the tender offer, the purchaser could seek to purchase additional common shares in the open market, from us or otherwise in order to acquire common shares, that when added to the common shares already owned by the purchaser parties, would be entitled to cast, in the aggregate, at least a 90% vote and effect a short-form merger. The consideration per common share paid for any common shares so acquired in the open market or from us, other than common shares acquired pursuant to the top-up option, may be greater or less than that paid in the tender offer.

Furthermore, a parent corporation that owns less than all of the outstanding stock of the subsidiary corporation as of immediately prior to the short-form merger must have given thirty days notice of the short-form merger to each of the subsidiary corporation’s stockholders who otherwise would have been entitled to vote on a merger.

Appraisal Rights

If the merger is consummated, holders of common shares who have not tendered in the tender offer or voted in favor of the merger (if a vote of stockholders is taken) will not have appraisal rights under the Maryland General Corporation Law.

ITEM 9.                EXHIBITS

Exhibit Number	Description
(a)(1)	Letter to Stockholders of New Plan Excel Realty Trust, Inc., dated March 8, 2007
(a)(2)	Offer to Purchase, dated March 8, 2007 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)
(a)(4)	Section 14(f) Information Statement*
(a)(5)	Opinion of Merrill Lynch & Co., dated February 27, 2007 (included as Annex A to this Solicitation/Recommendation Statement on Schedule 14D-9)
(a)(6)

Press Release issued jointly by New Plan Excel Realty Trust, Inc. and Centro Properties Group on February 27, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 28, 2007)

(a)(7)

Email Letter to Employees of New Plan Excel Realty Trust, Inc. from Glenn J. Rufrano, dated February 27, 2007 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 28, 2007)

(e)(1)

Agreement and Plan of Merger, dated as of February 27, 2007, by and among New Plan Excel Realty Trust, Inc., Excel Realty Partners, L.P., Super IntermediateCo LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 2, 2007)

(e)(2)

Commitment Letter, dated as of February 27, 2007, by and among J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., CPT Manager Limited and Centro Properties Limited (incorporated by reference to Exhibit (b)(1) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)

(e)(3)

Co-Obligor Agreement, dated as of February 27, 2007, by and among Centro Properties Limited, CPT Manager Limited and New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit (b)(2) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)

(e)(4)	Confidentiality Agreement, dated as of January 30, 2007, between New Plan Excel Realty Trust, Inc. and Centro Property Trust
(e)(5)

Articles of Amendment and Restatement of the Charter of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 3.01 to Amendment No. 1 to the Registration Statement on Form S-3, File No. 33-59195, of New Plan Excel Realty Trust, Inc. filed on May 9, 1995)

(e)(6)

Articles of Amendment of Articles of Amendment and Restatement of the Charter of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-3, File No. 333-65211, of New Plan Excel Realty Trust, Inc. filed on October 1, 1998)

(e)(7)

Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3, File No. 333-65211, of New Plan Excel Realty Trust, Inc. filed on October 1, 1998)

(e)(8)

Articles Supplementary classifying 805,000 shares of preferred stock as 7.625% Series E Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on April 17, 2003)

(e)(9)

Restated Bylaws of New Plan Excel Realty Trust, Inc., effective as of February 23, 2004 (incorporating all amendments thereto through February 23, 2004) (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2004)

(e)(10)

Employment Agreement, dated as of September 25, 1998, by and between New Plan Excel Realty Trust, Inc. and Dean Bernstein (incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2000)

(e)(11)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Dean Bernstein
(e)(12)

Employment Agreement, dated as of September 25, 1998, by and between New Plan Excel Realty Trust, Inc. and Steven F. Siegel (incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K/A of New Plan Excel Realty Trust, Inc. for the year ended December 31, 1998)

(e)(13)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Steven F. Siegel
(e)(14)

Employment Agreement, dated as of March 15, 2005, by and between New Plan Excel Realty Trust, Inc. and Glenn J. Rufrano (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 18, 2005)

(e)(15)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Glenn Rufrano
(e)(16)

Employment Agreement, dated as of April 14, 2000, by and between New Plan Excel Realty Trust, Inc. and John Roche (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended March 31, 2000)

(e)(17)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and John Roche
(e)(18)

Employment Agreement, dated as of September 14, 2000, by and between New Plan Excel Realty Trust, Inc. and Leonard Brumberg (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2000)

(e)(19)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Leonard Brumberg
(e)(20)

Employment Agreement, dated as of March 15, 2005, by and between New Plan Excel Realty Trust, Inc. and Michael Carroll (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 18, 2005)

(e)(21)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Michael Carroll
(e)(22)

Out-Performance Compensation Plan, effective as of February 27, 2006 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended March 31, 2006)

(e)(23)

New Plan Excel Realty Trust, Inc. Deferred Compensation Plan, amended and restated as of February 26, 2007 (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2006)

(e)(24)

2003 Stock Incentive Plan of New Plan Excel Realty Trust, Inc., as amended and restated effective July 14, 2005 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2005)

(e)(25)

Form of Stock Option Award pursuant to 2003 Stock Incentive Plan of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 18, 2005)

(e)(26)

Form of Amendment to Stock Option Awards pursuant to 2003 Stock Incentive Plan of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2005)

(e)(27)

Form of Restricted Stock Award pursuant to 2003 Stock Incentive Plan of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 18, 2005)

*                    To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this solicitation/recommendation statement is true, complete and correct.

NEW PLAN EXCEL REALTY TRUST, INC.
By:	/s/ Steven F. Siegel
	Name:	Steven F. Siegel
	Title:	Executive Vice President General
Counsel and Secretary

Dated: March 8, 2007

Annex A

Global Markets & Investment Banking Group

4 World Financial Center
North Tower 30th Floor
New York, New York 10080
212 449 1000
February 27, 2007

Board of Directors
New Plan Excel Realty Trust, Inc.
420 Lexington Avenue
New York, NY 10170

Members of the Board of Directors:

We understand that New Plan Excel Realty Trust, Inc., a Maryland corporation (the “Company”), Excel Realty Partners, L.P., a Delaware limited partnership, Super IntermediateCo LLC, a Maryland limited liability company (“Parent”), Super MergerSub, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“MergerSub”), and Super DownREIT MergerSub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger, dated as of February 27, 2007 (the “Agreement”) pursuant to which (i) MergerSub would commence a tender offer (the “Offer”) for all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the “Company Common Shares”) at a price per share of $33.15 net to the seller in cash without interest (the “Consideration”), and (ii) subsequent to the completion of the Offer, MergerSub would be merged with and into the Company in a merger (the “Merger” and, together with the Offer, the “Transaction”), in which each Company Common Share not previously tendered and accepted in the Offer, other than Company Common Shares held in treasury or held by Parent or MergerSub or any affiliate of Parent or MergerSub, would be converted into the right to receive the Consideration. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Common Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than Parent and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1)         Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)         Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)         Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

(4)         Reviewed the market prices and valuation multiples for the Company Common Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)         Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)         Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)         Reviewed a draft of the Agreement, dated as of February 27, 2007; and

(8)         Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services. In addition, the Company has agreed to pay our expenses and indemnify us for certain liabilities arising out of our engagement. We are currently, and have, in the past, provided financial advisory and financing services to the Company and Parent and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade or invest in Company Common Shares and other securities of the Company, as well as securities of Parent and/or its affiliates for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Common Shares pursuant to the Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Shares.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than Parent and its affiliates.

Very truly yours,
/s/ Merrill Lynch, Pierce, Fenner & Smith
Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED